VIA EDGAR
December 23, 2005

Mr. William Choi
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3561
Washington, DC 20549

RE:	CDW Corporation (the “Company”)
Form 10-K for the fiscal year ended December 31, 2004
File No. 000-21796
Dear Mr. Choi:
     We are submitting this letter in response to the comments received from the Staff of the Securities and Exchange Commission (the “Staff’) by letter to the Company dated December 9, 2005. The comments in your letter have been incorporated in their entirety in the corresponding paragraph numbers below.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15
Revenue Recognition, page 15
1.	We note your disclosure regarding your estimate of the value of products that have shipped but which have not been received by the customer. Please provide us an analysis detailing the following:
•	Provide us a summary of your analysis used in determining your delivery times and estimate of deferred revenue for the most recent reporting period.
BACKGROUND INFORMATION:
We thought it would be helpful in understanding the analysis the Company uses in determining delivery times and estimating deferred revenue to provide the following background information:
•	The Company records revenues from the sale of products when both risk of loss and title to products sold pass to the customer. The Company’s shipping terms provide that this occurs upon receipt of products by the customer. As a result, at the end of each reporting period, the Company estimates the value of products sold that have shipped but that have not been received by the customer and records an adjustment to defer that revenue to the next reporting period.

Mr. William Choi
United States Securities and Exchange Commission
December 23, 2005

•	Products sold by the Company (other than software products which are delivered electronically to the customer) are shipped to the customer either (i) by the Company from the Company’s distribution center or (ii) by the manufacturer of the product or by a third-party distributor. In either case, the customer is invoiced for the shipping charge.
•	Products shipped by the Company are sent via A.I.T., DHL, Eagle, FedEx, FedEx Ground, Menlo, United Parcel Service or other commercial delivery services.
•	Products shipped by the manufacturer or third-party distributor are also generally shipped via commercial delivery services.
•	The customer generally selects the carrier and the shipping method by which the product is shipped. Examples of the available shipping methods (which vary slightly by carrier) include (i) overnight delivery with delivery guaranteed by a specified time in the morning, (ii) overnight delivery with delivery guaranteed by a specified time in the afternoon, (iii) two business day delivery with delivery guaranteed by a specified time on the second business day, and (iv) ground shipment with delivery estimated to be from one to four business days.
SUMMARY OF ANALYSIS USED IN DETERMINING DELIVERY TIMES AND ESTIMATING DEFERRED REVENUE:
The following is a summary of the analysis used by the Company in recent years in determining delivery times and estimating deferred revenue:
•	During the final month of a quarter, the Company selects a week in that quarter that is as late in the quarter as possible but that will not unduly interfere with the quarterly closing process. The Company then reviews the products sold in that week.
•	With respect to the products shipped by the Company during the selected week, the Company performs the following analysis for purposes of determining delivery times:
•	The Company eliminates the shipments of products outside the continental United States as such shipments are viewed as immaterial. (In 2004, approximately 1% of the Company’s sales were to customers outside of the continental United States.)
•	The Company generally selects the five carrier methods that have the largest dollars of sales in the selected week and the greatest amount of variability in delivery times (i.e., ground shipments where deliveries can

Mr. William Choi
United States Securities and Exchange Commission
December 23, 2005

generally range from one to four business days). It makes no distinction as to whether the products were shipped to a corporate segment customer or a public sector segment customer. For each of these carrier methods, a sample of shipments is selected which includes shipments to each state in the continental United States. The Company then determines the actual delivery time for each sample shipment using the Company’s freight manifest and carrier records.
•	With respect to products shipped by the Company during the selected week using a carrier method in which the carrier guarantees delivery within one or two business days (and which are not otherwise included in the sample taken above), the Company assumes delivery within the guaranteed time period. The Company believes that this a reasonable assumption given that the Company has not experienced significant numbers of complaints regarding late deliveries from customers who have requested these expedited shipping methods and that statistics published by the commercial delivery services demonstrate extremely high percentages of on-time deliveries.
•	With respect to products shipped by the Company using other carrier methods, delivery times are estimated based on discussion with the Company’s logistics coworkers and their knowledge of, and experience in dealing with, such other carriers.
•	With respect to the physical products sold by the Company during the selected week that are shipped by a manufacturer or third-party distributor, the Company assumes an average delivery time of three business days. Products sold that are delivered via this method represent approximately five percent of total sales.
•	With respect to the products sold by the Company during the selected week that are delivered electronically to the customer (i.e. software products), the Company assumes a delivery time of one business day.
•	The Company uses the delivery times arrived at for each carrier and shipping method to compute the estimated overall delivery time to customers on a weighted average basis, which is rounded to the nearest whole business day. The Company’s estimated overall delivery time has been two business days for each reporting period since the fourth quarter of 1999.
•	To determine the amount of deferred revenue for a quarter, the estimated overall delivery time as computed in the manner described above is applied to actual revenue at the end of the quarter to determine the amount of revenue to be deferred for product sold but not yet received by customers. For example, if the

Mr. William Choi
United States Securities and Exchange Commission
December 23, 2005

estimated overall delivery time is two business days, the actual sales for the last two business days of the quarter are excluded from revenue reported for that quarter.
•	Tell us whether your estimate of delivery times considers variability of transit times caused by the method of transit used, and if not, why not.
The Company’s estimate of delivery times does consider and evaluate individually the transit times by the method of transit and carrier for each major type of shipping method used in the manner described above.
•	Tell us whether your analysis includes data regarding the delivery times for all of your commercial carriers, and, if not, why not.
The Company’s analysis includes data regarding the delivery times for all commercial carriers used as and to the extent described above.
•	Tell us whether your delivery times vary for sales to corporate vs. government customers.
Delivery times have not varied for sales to corporate vs. government customers, as the delivery process is the same regardless of the type of customer. The same shipping methods and carriers are used for all customers.
•	Tell us whether delivery times also vary due to seasonality.
Delivery times have not varied due to seasonality.
•	Tell us if you have compared your estimates of delivery times to actual historical experience and, if not, why not.
The Company’s analysis of delivery times does compare estimates of delivery times to actual historical experience as and to the extent described above.
In connection with this response to your comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. William Choi
United States Securities and Exchange Commission
December 23, 2005

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please feel free to contact the undersigned at 847-968-0204 or Christine A. Leahy, Vice President and General Counsel, at 847-968-0203 if you have any questions regarding the forgoing.
Sincerely,
/s/ Barbara A. Klein

Barbara A. Klein
Senior Vice President and Chief Financial Officer

cc	John A. Edwardson, Chief Executive Officer Christine A. Leahy, Vice President and General Counsel